                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                        Commission File Number: 000-26719

                     MERCANTILE BANK OF MICHIGAN 401(K) PLAN

                           MERCANTILE BANK CORPORATION
                             310 LEONARD STREET, NW
                           GRAND RAPIDS, MICHIGAN 49504
                                 (616) 406-3777

                           MERCANTILE BANK OF MICHIGAN
                                   401(K) PLAN

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

                     MERCANTILE BANK OF MICHIGAN 401(k) PLAN
                             Grand Rapids, Michigan

                              FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

                                    CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.....................   1

FINANCIAL STATEMENTS
   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS..........................   2
   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS................   3
   NOTES TO FINANCIAL STATEMENTS............................................   4

SUPPLEMENTAL SCHEDULE
   SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)...........   8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of
Mercantile Bank of Michigan 401(k) Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of Michigan 401(k) Plan (formerly known as the Mercantile Bank of West Michigan 401(k) Plan) ("the Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements as a whole.

                                        /s/ Crowe Chizek and Company LLC
                                        ----------------------------------------
                                        Crowe Chizek and Company LLC

South Bend, Indiana
May 18, 2006


                                                                              1.

                     MERCANTILE BANK OF MICHIGAN 401(k) PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2005 and 2004

                                                   2005         2004
                                               -----------   ----------
ASSETS
   Investments, at fair value (Note 4)
      Common stock                             $ 7,005,537   $5,899,167
      Mutual funds                               4,377,083    3,097,138
      Common collective trust                      193,824           --
      Money market fund                              1,010       56,316
      Participant loans                             76,883       66,677
                                               -----------   ----------
                                                11,654,337    9,119,298
   Cash/cash equivalents                            26,836       45,443
                                               -----------   ----------
      Total assets                              11,681,173    9,164,741

LIABILITIES
   Due to custodian for securities purchased        26,565       20,540
                                               -----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS              $11,654,608   $9,144,201
                                               ===========   ==========

                 See accompanying notes to financial statements


                                                                              2.

                     MERCANTILE BANK OF MICHIGAN 401(k) PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income
      Net appreciation in fair value of investments (Note 4)  $    15,388
      Interest                                                      4,062
      Dividends - cash                                             70,724
      Dividends - stock                                           369,076
                                                              -----------
         Total income                                             459,250

   Contributions
      Employer                                                    553,924
      Participants                                                942,507
      Rollovers from other plans                                  712,795
                                                              -----------
         Total contributions                                    2,209,226
                                                              -----------
            Total additions                                     2,668,476

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                  157,480
   Administrative expense                                             589
                                                              -----------
            Total deductions                                      158,069

NET INCREASE                                                    2,510,407

NET ASSETS AVAILABLE FOR BENEFITS
   Beginning of year                                            9,144,201
                                                              -----------
   End of year                                                $11,654,608
                                                              ===========

                 See accompanying notes to financial statements


                                                                              3.

                     MERCANTILE BANK OF MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Mercantile Bank of Michigan 401(k) Plan (the
Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan was established by the plan sponsor, Mercantile Bank of Michigan (the Bank), effective January 1, 1998. The Plan is a defined contribution plan which covers all employees who have completed one hour of service. The Plan has a contributory 401(k) portion based on elective contributions from participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined in the Plan agreement which are subject to certain limitations. Employees also may rollover account balances from other plans into their account. The Bank may, at the sole discretion of the Board of Directors, contribute to each participant's account a matching contribution which is a percentage of the participant's elective contribution for the year. For 2005, the Bank made matching contributions equal to 100% of the first 5% of the compensation deferred by each 401(k) participant subject to certain limitations as specified in the Plan agreement.

Participant Accounts: Each participant's account is credited with the participant's contributions and an allocation of (a) the Bank's contributions and (b) Plan earnings. Allocations are based on participant earnings, contributions or account balances, as defined. The benefit to which a participant is entitled is the aggregate of the participant's deferrals and rollovers and employer matching contributions. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability while employed.

Vesting: Participants are immediately vested in their elective and employer contributions plus actual earnings thereon.

Payment of Benefits: A participant or his or her beneficiary receives a distribution of the participant's account balance in a lump sum. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation in either common shares or cash.

                                  (Continued)


                                                                              4.

                     MERCANTILE BANK OF MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Loan Provisions: The Plan provides that participants can borrow funds against their account balances up to 50% of their vested balance, or $50,000, whichever is less.

Expenses: Substantially all administrative expenses are paid by the Plan sponsor.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Mutual fund shares and Mercantile Bank Corporation common stock are traded on national exchanges and are valued at the last sales price on the date of valuation. Investments in the common collective trust are valued at estimated fair value based upon the net asset value of the shares held by the Plan, as determined by the plan custodian. Participant loans are stated at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Risks and Uncertainties for Investments: The Plan has investments in mutual funds and stocks. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2005 and 2004 approximately 60% and 65% of the Plan's assets were invested in Mercantile Bank Corporation common stock.

Payment of Benefits: Benefits are recorded when paid.

                                  (Continued)


                                                                              5.

                     MERCANTILE BANK OF MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at quoted market prices.

                                          2005                     2004
                                 ----------------------   ----------------------
                                 Number of      Fair      Number of      Fair
                                   Shares       Value       Shares       Value
                                 ---------   ----------   ---------   ----------
MUTUAL FUNDS
   Mutual Beacon fund              71,654    $1,106,334     54,833    $  870,193

COMMON STOCK
   Mercantile Bank Corporation
      common stock                181,962    $7,005,537    149,346    $5,899,167

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,388 as follows:

Mutual funds              $ 313,363
Common collective trust       1,329
Common stock               (299,304)
                          ---------
                          $  15,388
                          =========

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 181,962 and 149,346 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2005 and 2004 represent approximately 2.4% and 2.1% of the Corporation's outstanding shares as of December 31, 2005 and 2004.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS (Continued)

                                  (Continued)


                                                                              6.

                     MERCANTILE BANK OF MICHIGAN 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004

Cash dividends of $70,724 were paid to the Plan by Mercantile Bank Corporation during 2005. A 5% stock dividend was declared and paid by Mercantile Bank Corporation during 2005. As a result of this stock dividend, Mercantile Bank Corporation issued 8,133 additional shares of Mercantile Bank Corporation common stock to the Plan.

As of December 31, the Plan held the following party-in-interest investments (at fair value):

                                                          2005         2004
                                                       ----------   ----------
Mercantile Bank Corporation common stock; 181,962
   and 149,346 shares in 2005 and 2004, respectively   $7,005,537   $5,899,167
Participant loans                                          76,883       66,677

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Bank by letter dated June 1, 2001, that the Plan and related trusts are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) for tax exempt status. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the plan is designed and is currently being administered in accordance with applicable provisions of the IRC.

NOTE 7 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $0 and $10,038 at December 31, 2005 and 2004, respectively.

NOTE 8 - CHANGE IN TRUSTEES/PLAN AMENDMENT

On August 1, 2005 the Plan's assets were transferred to Charles Schwab Trust Company. The Plan was also amended to implement daily valuation of participant accounts which will be administered by a third party administrator.

Also effective August 1, 2005 the name of the Plan was amended to the Mercantile Bank of Michigan 401(k) Plan. The Plan was formerly known as the Mercantile Bank of West Michigan 401(k) Plan.

                                  (Continued)


                                                                              7.

                              SUPPLEMENTAL SCHEDULE

                     MERCANTILE BANK OF MICHIGAN 401(k) PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2005

Name of plan sponsor:  Mercantile Bank of Michigan
Employer identification number:  38-3360868
Three-digit plan number:  001

                                                    (c)
                                               Description of
                                            Investment Including
                    (b)                     Maturity Date, Rate
            Identity of Issuer,           of Interest, Collateral,                    (e)
             Borrower, Lessor,                      Par, or               (d)       Current
(a)          or Similar Party                   Maturity Value           Cost        Value
      ------------------------------   -----------------------------   --------   -----------
                                       MUTUAL FUNDS
      Franklin Templeton Investments   Franklin Growth fund,
                                          14,666.385 shares            #          $   536,203
      Franklin Templeton Investments   Franklin Small Mid Cap Growth
                                          fund, 14,149.651 shares      #              533,713
      Franklin Templeton Investments   Franklin U.S. Government
                                          fund, 35,311.608 shares      #              230,232
      Franklin Templeton Investments   Franklin Blue Chip fund,
                                          27,946.65 shares             #              421,435
      Franklin Templeton Investments   Franklin Capital Growth fund,
                                          22,151.586 shares            #              246,547
      Franklin Templeton Investments   Franklin Balance Sheet fund,
                                          5,824.101 shares             #              359,522
      Franklin Templeton Investments   Templeton Foreign fund,
                                          42,902.358 shares            #              544,002
      Franklin Templeton Investments   Templeton Growth fund,
                                          17,397.341 shares            #              399,095
      Franklin Templeton Investments   Mutual Beacon fund,
                                          71,653.726 shares            #            1,106,334
                                                                                  -----------
                                                                                    4,377,083
                                       MONEY MARKET
      Charles Schwab Trust Company     Schwab Value Adv. Fund,
                                          1,009.830 shares             #                1,010

                                       COMMON COLLECTIVE FUND
      Gartmore Capital Trust           Stable Value Fund,
                                          9,959.830 units              #              193,824

                                       COMMON STOCK
*     Mercantile Bank Corporation      Common stock,
                                          181,962 shares               #            7,005,537

                                       PARTICIPANT LOANS
*     Participants loans               Bearing interest at 5.25%
                                          to 6.50%                                     76,883
                                                                                  -----------
                                                                                  $11,654,337
                                                                                  ===========

*    Party in interest

# Investments are participant directed, therefore historical cost is not required.


                                                                              8.

EXHIBITS TO REPORT ON FORM 11-K:

Exhibit No.   Exhibit Description
-----------   -------------------
    23.1      Consent of Independent Public Accountants

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        MERCANTILE BANK OF MICHIGAN 401(K) PLAN


Date: June 19, 2006                     /s/ Gerald R. Johnson, Jr., Trustee
                                        ----------------------------------------
                                        Gerald R. Johnson, Jr., Trustee

                                  EXHIBIT INDEX

Exhibit No.   Exhibit Description
-----------   -------------------
    23.1      Consent of Independent Public Accountants